111 West Monroe Street

Chicago, IL 60603

June 26, 2019

VIA EDGAR CORRESPONDENCE

Frank A. Buda, Esq.

Ken Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:        First Trust Exchange-Traded Fund II, on behalf of First Trust FTSE
EPRA/NAREIT Developed Markets Real Estate Index Fund, a series of the

Registrant
File No. 333-231299

Dear Mr. Buda and Mr. Ellington:

We received your oral comments via telephonic conference on June 25, 2019 regarding the Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund II, on behalf of First Trust FTSE EPRA/NAREIT Developed Markets Real Estate Index Fund, a series of the Registrant (the “Fund” and together with First Trust Heitman Global Prime Real Estate ETF, the “Funds” and each a “Fund”) filed on June 21, 2019. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

ACCOUNTING AND FINANCIAL COMMENTS

Comment 1

Please revise the fee table to conform the percentages shown in the line items titled Total Annual Operating Expenses of FFR and FFR Pro Forma Combined Fund to be consistent with the information related thereto as presented in the Semi-Annual Report of FFR.

Division of Investment Management

June 26, 2019

Response to Comment 1

FFR will undertake to revise the Prospectus to be filed under Rule 497 relating to the Registration Statement as requested.

Comment 2

Please revise the fee example table such that the effect of the fee waiver agreement is not reflected in the amounts shown under the 3 Years, 5 Years and 10 Years headings for FFR and FFR (pro forma).

Response to Comment 2

FFR will undertake to revise the Prospectus to be filed under Rule 497 relating to the Registration Statement as requested.

Please call me at (312) 845-2978 or Bill Hermann at (312) 845-3895 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By: /s/ Jonathan A. Koff

  Jonathan A. Koff

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman